SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

FX Real Estate and Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

302709-100
(CUSIP Number)

Mitchell J. Nelson Atlas Real Estate Funds, Inc. 650 Madison Avenue, 15th Floor New York, New York 10022 Telephone: (212) 796-8174
(Name, address and telephone number of person authorized to receive notices and communications)

April 29, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 302709-100	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	15,871,972
	8	SHARED VOTING POWER	20,137,019
	9	SOLE DISPOSITIVE POWER	2,600,000
	10	SHARED DISPOSITIVE POWER	33,408,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,008,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%1
14	TYPE OF REPORTING PERSON IN

___________________
    1 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	766,917
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	766,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%2
14	TYPE OF REPORTING PERSON PN

_________________
2 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,234,254
	8	SHARED VOTING POWER	25,637,500
	9	SOLE DISPOSITIVE POWER	1,234,254
	10	SHARED DISPOSITIVE POWER	25,637,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,871,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%3
14	TYPE OF REPORTING PERSON IN

_________________
3 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Brett Torino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	256,238
	8	SHARED VOTING POWER	26,769,830
	9	SOLE DISPOSITIVE POWER	256,238
	10	SHARED DISPOSITIVE POWER	26,769,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,026,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%4
14	TYPE OF REPORTING PERSON IN

________________
4 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLYOWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	5,556,870
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	5,556,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%5
14	TYPE OF REPORTING PERSON OO

_________________
5 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	21,212,960
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	21,212,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,212,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%6
14	TYPE OF REPORTING PERSON OO

__________________
6 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	5,407,611
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	5,407,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,407,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%7
14	TYPE OF REPORTING PERSON CO

________________
7 See Item 5(a) herein.

CUSIP No. 302709-100	SCHEDULE 13D	Page 9 of 15 Pages

This Amendment No. 15 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended  by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 11 filed with the SEC on February 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 12 filed with the SEC on March 18, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 13 filed with the SEC on April 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 14 filed with the SEC on April 23, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas  (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 15.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 3, 4, 5 and 6 are hereby amended to the extent hereinafter expressly set forth.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended to add the following information:

On May 3 2010, each of Sillerman’s spouse, Laura Baudo Sillerman, Kanavos and his spouse, Dayssi Olarte de Kanavos, and TTERB purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “May 3 Private Placement”), 50 units at an aggregate purchase price of $50,000 or $1,000 per unit.  Each unit consists of (x) one share of newly issued Series A Convertible Preferred Shares, and  (y) one warrant to purchase up to 11,448.19 shares of Common Stock at an exercise price of $0.2621 per share (the “May 3 Private Placement Warrants”).  Sillerman’s spouse used personal funds of $50,000, Kanavos and his spouse used personal funds of $50,000 and TTERB used working capital of $50,000 to fund the purchase of their units.

ITEM 4. PURPOSE OF THE TRANSACTION.

                Item 4 of the Statement is hereby amended to add the following information:

CUSIP No. 302709-100	SCHEDULE 13D	Page 10 of 15 Pages

Sillerman’s spouse, Kanavos and his spouse and TTERB purchased their units from the Issuer in the May 3 Private Placement for investment purposes and to provide the Issuer with working capital.

On April 29, 2010, the Issuer was notified that it has been named as a nominal defendant in a derivative lawsuit filed on April 28, 2010 by stockholders The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P. (collectively, “Huff”) on behalf of the Issuer in the New York Supreme Court in Manhattan, New York (Index No. 650338-10) against the Issuer’s directors Harvey Silverman, Michael J. Meyer, John D. Miller, Robert Sudack, Kanavos and Sillerman, and Torino, as a stockholder and former officer of the Issuer.  The filing of the lawsuit was precipitated by the Las Vegas Subsidiary’s initiation of the Chapter 11 Bankruptcy Proceeding pursuant to the terms and conditions of the Lock Up Agreement.   In its lawsuit, Huff alleges that such director defendants and Torino, as a former officer of the Issuer, breached their fiduciary duties of care and loyalty to the Issuer, its creditors and its non defendant stockholders by, among other things, (i) committing or permitting acts of misconduct such as self-dealing and disloyalty, without  justifiable excuse, (ii) causing the Issuer to be contractually bound to transfer the Las Vegas Property to the Newco Entities and (iii) usurping various corporate opportunities with respect to the Las Vegas Property for which Huff is seeking on behalf of the Issuer damages of not less not $100 million, plus punitive damages.  In addition, Huff alleges substantially the same claims against defendants Messrs. Kanavos and Torino for which Huff is seeking on behalf of the Issuer damages of not less than $50 million, plus punitive damages.   The Issuer was formally served with the lawsuit on May 5, 2010.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) through (c) thereof:

(a)   As of the date of this Statement:

Sillerman beneficially owns (i) directly 20,041,925 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned by Sillerman; (B) 2,400,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $20.00 per share; (C) 200,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $5.00 per share; (D) 856,531 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2335 per share8; (E) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.2919 per share; (F) 369,913 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2433 per share9; and (G) 888,011
________________________

8 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

9 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) April 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $2.02 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 302709-100	SCHEDULE 13D	Page 11 of 15 Pages

shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.3041 per share) and (ii) indirectly 15,967,066 shares of Common Stock (consisting of:  (A) 766,917 shares of Common Stock owned by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 4,423,264 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; (E) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2184 per share10; (F) 362,637 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.273 per share; (G) 257,732 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2328 per share11; (H) 618,557 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.291 per share; (I) 238,435 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2097 per share12; (J) 572,410 shares of Common Stock issuable upon the exercise of the May 3 Private Placement Warrants held by Sillerman’s spouse that are presently exercisable at $0.2621 per share; and (K) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 46.4% of the 77,543,103 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 12,139,227 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants.
________________________

10 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) February 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.82 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

11 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

12 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) May 3, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.74 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 302709-100	SCHEDULE 13D	Page 12 of 15 Pages

Kanavos beneficially owns (i) directly 21,464,143 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 9,547,802 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (E) 300,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $20.00 per share; (F) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $5.00 per share; (G) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.08 per share; (H) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2184 per share13; (I) 362,637 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.273 per share; (J) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (K) 257,732 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2328 per share14; (L) 618,557 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.291 per share; (M) 856,531 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2335 per share15; (N) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2919 per share; (O) 369,913 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2433 per share16; (P) 888,011 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.3041 per share; (Q) 238,435 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2097 per share17; and (R) 572,410 shares of Common Stock issuable upon the exercise of the May 3 Private Placement Warrants held by Kanavos and his spouse that are presently exercisable at $0.2621 per share); and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 35.1% of the 76,465,963 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 11,062,087 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants.  Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.

Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable
________________________

13 See Note 10.

14 See Note 11.

15 See Note 8.

16 See Note 9.

17 See Note 12.

CUSIP No. 302709-100	SCHEDULE 13D	Page 13 of 15 Pages

 upon the exercise of stock options held by Torino that are presently exercisable at $20.00 per share) and (ii) indirectly 26,769,830 shares of Common Stock (consisting of:  (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 4,123,264 shares of Common Stock owned of record by TTERB; (C) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (D) 390,626 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.08 per share; (E) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (F) 151,099 shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2184 per share18; (G) 362,637 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.273 per share; (H) 257,732 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2328 per share19; (I) 618,557 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.291 per share; (J) 856,531 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2335 per share20; (K) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2919 per share; (L) 369,913 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2433 per share21; (M) 888,011 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.3041 per share; (N) 238,435 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2097 per share22; (O) 572,410 shares of Common Stock issuable upon the exercise of the May 3 Private Placement Warrants held by TTERB that are presently exercisable at $0.2621 per share ; and (P) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 35.0% of the 77,165,961 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 11,762,085 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares and warrants.

Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 8.3% of the 65,403,876 shares of Common Stock outstanding as of the date of this Statement.  Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.

(b)     As of the date of this Statement:

Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman (i) possesses sole voting power and sole dispositive power over 15,871,972 and 2,600,000 shares of Common Stock, respectively, and (ii) possesses shared voting power and dispositive power over 20,137,019 and 33,408,991 shares of Common Stock, respectively.
________________________

18 See Note 10.

19 See Note 11.

20 See Note 8.

21 See Note 9.

22 See Note 12.

CUSIP No. 302709-100	SCHEDULE 13D	Page 14 of 15 Pages

Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,234,254 shares of Common Stock and possesses shared voting power and dispositive power over 25,637,500 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 26,769,830 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.

(c)           Except for the purchases of the units described herein pursuant to the May 3 Private Placement, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 13 on April 12, 2010.

ITEM 6 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 6 of the Statement is hereby amended to add the following information:

On May 3, 2010, each of Sillerman’s spouse, Kanavos and his spouse and TTERB and the Issuer entered into subscription agreements, pursuant to which Sillerman’s spouse, Kanavos and his spouse and TTERB purchased an aggregate of 150 units from the Issuer in the May 3 Private Placement.  The units were purchased for aggregate consideration of $150,000.  Under the terms of the May 3 Private Placement Warrants, the holders are entitled to purchase Common Stock at an exercise price of $0.2621 per share, subject to anti-dilution protection from stock splits and similar events during the terms of the Warrants.  The May 3 Private Placement Warrants have five-year terms and are immediately exercisable.

The foregoing description of the May 3 Private Placement Warrants is qualified in its entirety by reference to the text of the form of warrant, which is listed as and incorporated by reference with Amendment No. 11 as Exhibit 22 and is incorporated herein by reference.

CUSIP No. 302709-100	SCHEDULE 13D	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2010	/s/Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: May 6, 2010	Sillerman Capital Holdings, L.P.

/s/Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman Capital Holdings, Inc. Its: General Partner

Dated: May 6, 2010	/s/Paul C. Kanavos
Paul C. Kanavos

Dated: May 6, 2010	/s/Brett Torino
Brett Torino

Dated: May 6, 2010	ONIROT Living Trust dated 06/20/2000

/s/Brett Torino
By: Brett Torino, as Trustee

Dated: May 6, 2010	TTERB Living Trust

/s/Brett Torino
By: Brett Torino, as Trustee

Dated: May 6, 2010	Atlas Real Estate Funds, Inc.

/s/ Paul Kanavos
Name: Paul Kanavos
Title: President